Exhibit 4.11

WOODBURY FINANCIAL SERVICES, INC.

DEFERRED COMMISSION PLAN

ARTICLE I

INTRODUCTION

1.1	PURPOSE OF THE PLAN; HISTORY. The WOODBURY FINANCIAL SERVICES, INC. DEFERRED COMMISSION PLAN (the “Plan”) is sponsored by American International Group, Inc. (“AIG”) and is designed to attract and reward high-quality representatives of Woodbury Financial Services, Inc., an indirect, wholly-owned subsidiary of AIG (“Woodbury”), and to provide eligible representatives with an opportunity to save on a pre-tax basis and accumulate tax-deferred earnings to achieve their financial goals.

The Plan was previously sponsored by Woodbury and was assigned to, and assumed by, AIG in connection with the acquisition of Woodbury from The Hartford Financial Services Group, Inc. by AIG Advisor Group, Inc.

1.2	NON-QUALIFIED PLAN.

1.2.1	ERISA Status. The only persons eligible to participate in the Plan are independent contractors, not employees, of Woodbury, and therefore the Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

1.2.2	Compliance with Code § 409A. The Plan is a nonqualified deferred compensation plan that is intended to meet the requirements of paragraph (2), (3) and (4) of Code § 409A(a), and the terms and provisions of the Plan should be interpreted and applied in a manner consistent with such requirements, including the regulations and other guidance issued under Code § 409A.

The Plan is intended to meet the requirements of Treas. Reg. § 1.409A(i)(6) applicable to “back-to-back arrangements” for participation in the Plan by an Agency that has a deferred commission arrangement with its representatives. Plan terms governing such back-to-back arrangements are set forth in a Subplan attached hereto as Appendix A. If the terms of the main Plan and the Subplan conflict, the terms of the Subplan shall control in the case of a back-to-back arrangement.

1.3	PLAN DOCUMENT. The Plan document consists of this document, any appendix to this document and any document that is expressly incorporated by reference into this document.

1.4	EFFECTIVE DATE OF DOCUMENT. The Plan (as amended and restated in this document) is effective December 4, 2012.

ARTICLE II

DEFINITIONS AND CONSTRUCTION

2.1	DEFINITIONS.

2.1.1	“Account” means an account established for a Participant pursuant to Article IV. A “Subaccount” means a subaccount of an Account. Any reference in the Plan to an Account will include the related Subaccount, unless the context indicates otherwise.

2.1.2	“Affiliate” means any person with whom Woodbury would be considered a single employer under Code § 414(b) or Code § 414(c), including American International Group, Inc. and each entity under the common control of American International Group, Inc. (each, an “AIG Affiliate”). An AIG Affiliate shall cease to be an Affiliate at such time as it no longer satisfies the conditions of the immediately preceding sentence.)

2.1.3	“Agency” means an agency or a corporation with a single shareholder that has executed an Agency Agreement, provided that such agreement continues in effect and has not yet been terminated.

2.1.4	“Agency Agreement” means an agreement between Woodbury and an Agency pursuant to which the Agency, through one or more representatives, is authorized, for and on behalf of Woodbury, to sell insurance products.

2.1.5	“Agency Representative” means a registered representative who meets the criteria for eligibility for participation in an Agency’s Deferred Commission Plan.

2.1.6	“Agency’s Deferred Commission Plan” means a plan sponsored by an Agency in substantially the form required or approved by AIG, pursuant to which a registered representative providing service to the Agency may elect to defer Commissions payable to the Agency and allocable to the registered representative.

2.1.7	“Beneficiary” means a person or persons designated as such pursuant to Sec. 8.2.

2.1.8	“Code” means the Internal Revenue Code of 1986, as amended.

2.1.9	“Commissions” means those net commissions reported on Woodbury’s commission statements issued to a Representative or Agency pursuant to the terms of a representative agreement or Agency Agreement.

2.1.10	“Corporate Officer” means an executive designated the status of corporate officer by the Board of Directors of AIG whose name is on AIG’s Secretary’s AIG Officer List.

2.1.11	“Deferral Election” means an election made by any Active Participant to reduce the Participant’s Commissions for the Plan Year which would otherwise be payable in cash.

2.1.12	“Disability” means that the Participant has been determined to be totally disabled by the Social Security Administration.

2.1.13	“Earnings Credit” means the gains and losses credited on the balance of an Account based on the choices made by the Participant among the hypothetical investment options made available under the Plan.

2.1.14	“Elective Deferral Credit” means an amount credited to an Account in accordance with the Participant’s Deferral Elections applied to such Participant’s Commissions.

2.1.15	“Eligible Person” means a Representative or Agency that has been notified by Woodbury of the Representative’s or Agency’s eligibility to participate in the Plan, and for a given Plan Year satisfies the following:

(a)	In the case of a Representative, achieves the production level established by the Administrator for the prior Production Year, which production level shall be established and published by the Administrator not later than 30 days following the commencement of a Production Year.

(b)	In the case of an Agency, has one or more Agency Representatives.

The Chair of the Plan Administrative Committee, in his/her sole and absolute discretion, may determine that a Representative or Agency described above will not be an Eligible Person, or may determine that a Representative or Agency not described above will be an Eligible Person.

2.1.16	“Participant” means an Active Participant, or a current or former Eligible Person who is not enrolled but who has a balance remaining in an Account under the Plan. “Active Participant” means an Eligible person who has enrolled in the Plan and who remains an Active Participant under Sec. 3.1.3. “Agency Participant” means a Participant that is an Agency.

2.1.17	“Plan Year” means the calendar year.

2.1.18	“Production Year” means the January 1 through October 31 immediately preceding the Plan Year in which Commissions are deferred.

2.1.19	“Representative” means a natural person named as a managing representative or registered representative in a representative agreement with Woodbury.

2.1.20	“Retirement” means any Separation from Service on or after the date on which the Representative has attained age sixty-five (65).

2.1.21	“Separation from Service” means that the representative agreement (and all other contracts) pursuant to which the Representative provides services to Woodbury or any Affiliate, has expired, if the expiration constitutes a good-faith and complete termination of the contractual relationship, in which neither Woodbury nor any Affiliate reasonably anticipates that the Representative will continue to provide, or will at any later time provide, services to Woodbury or an Affiliate after a certain date. No Separation from Service will be deemed to have occurred if Woodbury or any Affiliate intends to contract again for the services provided under the expired contract (including an intention to contract again that is conditioned upon Woodbury’s or an Affiliate’s incurring a need for the services provided under the expired contract, the availability of funds, or both) and neither Woodbury or any Affiliate nor the Representative has eliminated the Participant as a possible provider of services under any such new contract.

2.1.22	“Valuation Date” means each day on which trading occurs on the New York Stock Exchange.

2.1.23	“Woodbury Board” means the Board of Directors of Woodbury.

2.2	CHOICE OF LAW. The Plan will be governed by the laws of the State of Minnesota to the extent that such laws are not preempted by the laws of the United States. All controversies, disputes and claims arising hereunder must be submitted to the courts of the State of Minnesota or to the United States District Court for the District of Minnesota.

ARTICLE III

PARTICIPATION AND DEFERRAL ELECTIONS

3.1	PARTICIPATION.

3.1.1	Notice of Eligibility. Woodbury will notify a Representative or an Agency of the Representative’s or Agency’s eligibility to participate in the Plan, and the Representative or Agency will become an Eligible Person upon receipt of such notice from Woodbury.

3.1.2	Enrollment. An Eligible Person must enroll to participate in the Plan for a given Plan Year by completing and delivering to Woodbury, within thirty (30) days of being notified of eligibility by Woodbury, such enrollment form as Woodbury may prescribe for this purpose, including a payment election form with respect to the time and form of distribution of payments under the Plan.

3.1.3	End of Active Participation and Participation. An Eligible Person will become an Active Participant upon enrollment in the Plan and will continue as such until the earliest of the following:

(a)	With respect to a Representative, the date of the first to occur of his/her death, Disability, Separation from Service, or ceasing to be an Eligible Person;

(b)	With respect to an Agency, the date of the first to occur of the date of the termination of its Agency’s Deferred Commission Plan, or its ceasing to be an Eligible Person; or

(c)	The date on which the Plan is terminated by AIG.

A Participant will continue as a Participant until having received a full distribution of the benefit due under the Plan.

3.2	ELECTIVE DEFERRALS.

3.2.1

Elective Deferrals. The Participant must make a Deferral Election on or before December 31st for the following Plan Year in such manner and in accordance with such rules as may be prescribed for this purpose by Woodbury (including by means of a voice response or other electronic system under circumstances authorized by Woodbury); provided, however, where a Participant enters the Plan mid-Plan Year, such Participant’s Deferral Election must be made not later than 30 days after receipt of notification of the Participant’s eligibility to participate in the Plan. A Participant’s mid-Plan Year Deferral Election will be effective with respect to compensation paid for the remainder of the Plan Year for services to be performed after the election. Such mid-Plan Year Deferral Election shall be effective for such period only if, at the time of such notification, the Participant is not eligible to participate in any nonqualified deferred compensation plan of Woodbury or an Affiliate, which eligibility would make such mid-Plan Year election impermissible under the deferral election rules under Code § 409A, in which case the Participant’s mid-Plan Year Deferral Election shall not become effective until the following Plan Year.

A Deferral Election will be effective only if it is received in properly completed form by the Company as part of the Participant’s enrollment for the Plan Year. A Deferral Election must be expressed as a whole percentage of the Participant’s Commissions, from five percent (5%) to one hundred percent (100%).

3.2.2	Elective Deferral Credits. Elective Deferral Credits will be made as of the end of the month on behalf of each Active Participant in accordance with such Participant’s Deferral Elections. The Elective Deferral Credits for a given month will be credited to the appropriate Account on or as soon as administratively practicable after the end of the month in an amount equal to the amount of the reduction in Commissions for such month.

3.2.3	Elections Related to Services Performed After the Election. The services that give rise to Commissions are treated as being performed in the Plan Year in which the customer remits payment to Woodbury or, if applicable, the Agency.

3.2.4

Elections are irrevocable for the Plan Year. A Deferral Election will not be “evergreen” – that is, a Deferral Election made for a given Plan Year will not automatically be carried over and applied to the next Plan Year. A Deferral Election will be irrevocable for a given Plan Year after the December 31st (or, in the case of a Participant who commences participation mid-Plan Year, after the applicable 30-day enrollment period) by which such election is required to have been made under Sec. 3.2.1, unless the Participant ceases to be an Active Participant during the Plan Year.

3.2.5	Limits. Woodbury may, in its sole and absolute discretion, set a minimum or maximum amount that may be deferred under the Plan by any Participant or any group of Participants, provided that such limit is established prior to the beginning of the Plan Year or prior to enrollment of the affected Participant.

ARTICLE IV

ACCOUNTS AND INVESTMENT ADJUSTMENTS

4.1	ACCOUNTS.

4.1.1	Establishment of Accounts. A bookkeeping Account will be established in the Participant’s name for each Plan Year for which a Participant defers Commissions pursuant to a Deferral Election.

Amounts deferred pursuant to a Deferral Election shall be credited to the Account as of the date on which, in the absence of a Deferral Election, the Participant would otherwise have received the deferred amounts.

4.1.2	Distribution Events. Distributions from an Account will be made on (or commencing on) the in-service distribution date elected by the Participant in accordance with Article VI, or in the event of the Participant’s Disability or Separation from Service, in accordance with Article VII; and in either event following the Participant’s death in accordance with Article VIII.

4.1.3	Balance of Accounts. An Account will have a cash balance expressed in United States dollars.

4.1.4	Accounts for Bookkeeping Only. Accounts are for bookkeeping purposes only, and the maintenance of Accounts will not require any segregation of assets of AIG. AIG will have no obligation whatsoever to set aside funds for the Plan or for the benefit of any Participant or Beneficiary, and no Participant or Beneficiary will have any rights to any amounts that may be set aside other than the rights of an unsecured general creditor of AIG.

4.2	VALUATION OF ACCOUNTS.

4.2.1	Adjustments. Accounts will be adjusted from time to time as follows:

(a)	Elective Deferral Credits. Elective Deferral Credits will be added to an Account as of the date specified in Sec. 3.2.2.

(b)	Earnings Credits. Earnings Credits will be added to (or subtracted from) the balance of the Account as of each Valuation Date as provided in Sec. 4.3.

(c)	Withdrawals and Distributions. The withdrawals and distributions made from an Account will be subtracted from the balance of the Account as of the date the withdrawal or distribution is made from the Plan.

4.2.2	Distributions. For the purposes of calculating distributions, the value of an Account will be determined as of the Valuation Date immediately preceding the payment date.

4.2.3

Processing Transactions Involving Accounts. Accounts will be adjusted to reflect Elective Deferral Credits, Earning Credits, distributions, fees and other transactions and adjustments as provided in Sec. 4.2.1 and Sec. 11.6. However, all information necessary to properly reflect a given transaction in an Account may not be immediately available, in which case the transaction will be reflected in the Account when such information is received and processed. Further, Woodbury reserves the right to delay any Elective Deferral Credit, Earnings Credit, distribution, fees or other transaction or adjustment in any situation in which determining such amount or effecting such transaction or adjustment would not be administratively practicable due to events legitimately beyond the control of the service provider, but in all events in compliance with Section 409A.

4.3	EARNINGS CREDITS.

4.3.1	Adjustment to Reflect Earnings Credits. Accounts will be adjusted (increased or decreased) as of each Valuation Date to reflect Earnings Credits as determined under Sec. 4.3.2.

4.3.2	Earnings Credits. Woodbury will establish a procedure by which a Participant may elect to have Earnings Credits determined based on the performance of one or more investment options deemed to be available under the Plan. Woodbury, in its sole discretion, will determine the investment options that will be available as benchmarks for determining the Earnings Credit, which may include mutual funds, common or commingled investment funds or any other investment option deemed appropriate by Woodbury, and which need not be the same for all Participants or similarly situated Participants. Woodbury may at any time and from time to time add to or remove from the investment options deemed to be available under the Plan.

A Participant will be allowed on a hypothetical basis to direct the investment of his/her Accounts among the investment options available under the Plan, if two or more investment options are made available with respect to such Participant. Hypothetical investment directions may be given with such frequency as is deemed appropriate by Woodbury, and must be made in such percentage or dollar increments, in such manner and in accordance with such rules as may be prescribed for this purpose by Woodbury (including by means of a voice response or other electronic system under circumstances so authorized by Woodbury). If an investment option has a loss, the Earnings Credit attributable to such investment option will serve to reduce the Account; similarly, if an investment option has a gain, the Earnings Credit attributable to such investment option will serve to increase the Account. If the Participant fails to elect an investment option, the Earnings Credit will be based on a money market investment option or such other investment option as may be selected for this purpose by Woodbury.

4.3.3	Hypothetical Investments. All investment directions of a Participant will be on a “hypothetical” basis for the sole purpose of establishing the Earnings Credit for the Participant’s Account – that is, the Account will be adjusted for Earnings Credits as if the Account were invested pursuant to the investment directions of the participant, but actual investments need not be made pursuant to the directions. However, Woodbury, in its sole discretion and without any obligation, may direct that investments be made per the investment directions of Participants.

4.4	STATEMENTS.

4.4.1	Statements. Woodbury may cause benefit statements to be issued from time to time advising Participants and Beneficiaries of the balance and/or investment of their Account, but it is not required to issue benefit statements.

4.4.2	Errors on Statements and Responsibility to Review. Woodbury may correct errors that appear on benefit statements at any time, and the issuance of a benefit statement (and any errors that may appear on a statement) will not in any way alter or affect the rights of a Participant or Beneficiary with respect to the Plan.

ARTICLE V

VESTING

5.1	VESTING.

5.1.1	Immediate Vesting. A Participant will at all times have a fully vested interest in the Participant’s Account under the Plan, except as provided in Sec. 5.2.

5.2	FORFEITURE EVENTS.

5.2.1	Forfeiture Upon Involuntary Termination. As set forth in the Participant’s representative agreement, a Participant’s Account can be forfeited if the Participant’s relationship with Woodbury is involuntarily terminated by Woodbury for any of the grounds enumerated in that agreement, or any subsequent restatement thereof.

5.2.2	Disputes as to Right to Payment. In the event of a bona fide dispute between AIG or Woodbury, on the one hand, and the Participant, on the other hand, as to the Participant’s right to any payment hereunder, the Participant will provide an undertaking to AIG and Woodbury to repay all such amounts to AIG to which a court of competent jurisdiction finds that the Participant was not entitled.

5.2.3	No Reinstatement. An Account that is forfeited hereunder will not later be reinstated, even upon the execution of a new representative agreement with Woodbury.

5.2.4	No Offset Obligation. Neither Woodbury nor AIG (at Woodbury’s direction) will have any obligation whatsoever to offset from any amounts forfeited under the Plan by a Participant or a Beneficiary, in order to reduce or satisfy any obligation owed to AIG or Woodbury by the Participant (including, without limitation, any obligation due or to become due, however arising, and whether evidenced by a promissory note, account entries or otherwise); and AIG and Woodbury will retain all rights to recover the full amount of any such obligation without regard to any amount forfeited hereunder.

ARTICLE VI

IN-SERVICE DISTRIBUTIONS

6.1	IN-SERVICE DISTRIBUTIONS.

6.1.1	In-Service Distribution: Time and Form of Distribution. A Participant who wants an in-service distribution of his/her Accounts must do so when he/she first enrolls in the Plan as follows:

(a)	Time of Distribution. The Participant must elect a distribution date (or commencement date). Distribution will be made (or installments will commence) not later than ninety (90) days following the in-service distribution date. However, any distribution may be delayed if necessary for administrative reasons, at the sole discretion of Woodbury, to a later date within the calendar year.

(b)	Payment Form. A Participant must elect a payment form, which may be either

(1)	A single lump sum; or

(2)	A series of annual installments over a period of not more than ten (10) years; provided that, if the value of the Participant’s Account is less than ten thousand dollars ($10,000.00) as of the in-service distribution date, then the form of payment will be a single lump sum.

If the Participant elects annual installments, the first annual installment will equal a product of the balance of the account, multiplied by a fraction, the numerator of which is one and the denominator of which is the number of years in the installment period. For each annual installment thereafter, the denominator of the fraction will be reduced by one each year.

This installment payment stream will be treated as a right to a single payment for purposes of Code § 409A.

6.1.2	Subsequent Deferrals. A Participant may change his/her payment election provided that such change in payment election complies with the following requirements:

(a)	Twelve Month Advanced Election. The payment election change is received by Woodbury in properly completed form at least twelve (12) months prior to the in-service distribution date specified in the prior election; and

(b)	Five Year Deferral. The payment election change must specify a new distribution date that is at least five (5) years from the in-service distribution date specified in the prior election;

(c)	Twelve Month Delay in Effectiveness. The payment election change does not become effective for twelve (12) months from the date it is made, and does not become effective if the originally scheduled in-service distribution date or a Separation from Service occurs during such twelve (12) month period.

A Participant may change the payment form by making the new election, but the new election must be made in accordance with the above requirements (for example, the distribution date must be deferred for at least five (5) years).

6.1.3	Interrelationship with a Separation from Service, Disability or Death. In the event of the Participant’s Separation from Service or Disability prior to the in-service distribution of an Account, such Account will be paid in accordance with Article VII; and similarly, in the event of death prior to the in-service distribution of an Account, such Account will be paid in accordance with Article VIII.

6.2	SEVERE FINANCIAL HARDSHIP WITHDRAWAL. Woodbury, in its sole discretion, may permit the Participant to make a withdrawal from his/her/its Accounts in the event of a financial hardship. Such withdrawal will be paid as soon as administratively practicable after the withdrawal request is received and Woodbury, in its sole discretion, has determined that the Participant has a financial hardship and Woodbury decides to permit the Participant to make a withdrawal from his/her/its Accounts.

A “financial hardship” for this purpose means a severe financial hardship to the Participant resulting from an illness or accident of the Participant or his/her spouse or dependent (as defined in Code § 152(a)), property casualty loss to the Participant, or other similar extraordinary and unforeseeable circumstances of the Participant arising as a result of events beyond the control of the Participant, which is not covered by insurance and may not be relieved by the liquidation of other assets provided that such liquidation would not cause a financial hardship, which is determined to qualify as a financial hardship by Woodbury, and which constitutes an “unforeseeable emergency” within Treas. Reg. § 1.409A-3(i)(3). Cash needs arising from foreseeable events such as the purchase of a residence or education expenses for children will not, alone, be considered a financial hardship.

The amount available from a Participant’s Account on account of a financial hardship is limited to the amount necessary to satisfy such hardship, plus amounts necessary to pay any taxes that may become due as a result of the distribution, as determined by Woodbury.

Money withdrawn under the hardship provision may not subsequently be returned to the Participant’s Account in any manner.

ARTICLE VII

DISTRIBUTIONS AFTER SEPARATION FROM SERVICE OR DISABILITY

7.1	BENEFIT UPON SEPARATION FROM SERVICE OR DISABILITY. A Participant will receive a distribution of the Participant’s Account in accordance with the terms of this Article in the event of Separation from Service or Disability; provided however, that any Account as to which the Participant has already received or commenced distribution pursuant to Sec. 6.1 will be governed by the provisions of Sec. 6.1 and not by this Article VII.

7.2	TIME AND FORM OF DISTRIBUTION.

7.2.1	Time of Distribution. A Participant’s Account will be paid at the following time:

(a)	Disability. In the event of Disability, within ninety (90) days following the occurrence of the Disability; provided that Woodbury has received documentation evidencing the claimed Disability and has determined that the Participant has a Disability as defined in the Plan; or

(b)	Separation from Service. In the event of a Separation from Service, within ninety (90) days following the Separation from Service.

Any payment may be delayed if necessary for administrative reasons, at the sole discretion of Woodbury, to a later date within the calendar year or, if later, to the fifteenth (15th) day of the third calendar month following the scheduled payment date.

7.2.2	Form of Distribution. A Participant’s Account will be paid in the following form:

(a)	Disability or Retirement. In the event of Disability or Retirement, in the form elected by the Participant, which may be either:

(1)	A single lump sum; or

(2)	A series of annual installments over a period of not more than ten (10) years; provided that, if the value of the Participant’s Account is less than ten thousand dollars ($10,000.00) as of the distribution date, then the form of payment will be a single lump sum.

If the Participant elects annual installments, installment payments will be calculated as described in Sec. 6.1(b).

The installment payment stream will be treated as a right to a single payment for purposes of Code § 409A.

(b)	Distribution Events Other than Disability or Retirement. In the event of Separation from Service (excluding Retirement), in a single lump sum.

7.3	CERTAIN CLAWBACK RIGHTS.

7.3.1	Clawback in Event of Forfeiture Grounds. If Woodbury determines, in its sole discretion, that the Participant, in the course of the performance of service for Woodbury, engaged in any conduct that would have been grounds for involuntary termination and resulted in a forfeiture under Sec. 5.2.1 had it been known to Woodbury prior to payment to the Participant, any amounts received by the Participant from his/her Accounts will immediately become due and payable to AIG.

7.4	VALUATION OF ACCOUNTS FOLLOWING SEPARATION FROM SERVICE OR DISABILITY. An Account will continue to be credited with Earnings Credit in accordance with sec. 4.3 until it is paid in full to the Participant or Beneficiary or forfeited to AIG.

ARTICLE VIII

DISTRIBUTIONS AFTER DEATH

8.1	SURVIVOR BENEFITS.

8.1.1	Survivor Benefits. The Beneficiary of a Participant will receive a distribution of the Participant’s Account (or the remaining portion thereof) if the Participant dies prior to the full distribution of such Account (referred to as a “survivor benefit”).

8.1.2	Time of Distribution. The survivor benefit will be paid on or as soon as administratively practicable after Woodbury determines that a survivor benefit is payable under the Plan – that is, the date Woodbury is provided with the documentation necessary to establish the fact of death of the Participant and the identity and entitlement of the Beneficiary.

8.1.3	Form of Distribution. The survivor benefit will be paid in a lump-sum distribution of the full balance (or full remaining balance) of the Participant’s vested Accounts.

8.2	BENEFICIARY DESIGNATION.

8.2.1	General Rule. A Participant who is a natural person may designate any person (natural or otherwise, including a trust) as his/her Beneficiary to receive any balance remaining in his/her Account when he/she dies, and may change or revoke a designation previously made without the consent of any Beneficiary, as permitted by Woodbury.

8.2.2	Form and Method of Designation. A Beneficiary designation must be made on such form and in accordance with such rules as may be prescribed for this purpose by Woodbury. A Beneficiary designation will be effective (and will revoke all prior designations) if it is received by Woodbury (or if sent by mail, the post-mark of the mailing is) prior to the date of death of the Participant. Woodbury may rely on the latest Beneficiary designation on file (or if an effective designation is not on file may direct that payment be made pursuant to the default provision of the Plan) and will not be liable to any person making claim for such payment under a subsequently filed designation or for any other reason.

8.2.3	Default Designation. If a Beneficiary designation is not on file, or if a Beneficiary designation is revoked and a new designation is not on file at death, or if no designated Beneficiary survives the Participant, the Beneficiary will be the estate of the Participant.

8.3	SUCCESSOR BENEFICIARY. If the primary Beneficiary dies prior to complete distribution of the survivor benefit, the remaining survivor benefit will be paid to the contingent Beneficiary elected by the Participant in the form of a lump sum payable as soon as administratively practicable after the primary Beneficiary’s death is established. If there is no surviving contingent Beneficiary, the lump sum will be paid to the estate of the primary Beneficiary.

8.4	VALUATION OF ACCOUNTS FOLLOWING DEATH. An Account will continue to be credited with Earnings Credits in accordance with Sec. 4.3 until it is paid in full to the Beneficiary.

ARTICLE IX

CONTRACTUAL OBLIGATIONS AND FUNDING

9.1	CONTRACTUAL OBLIGATIONS.

9.1.1	Obligations of AIG. The Plan creates a contractual obligation on the part of AIG and its permitted assigns to provide benefits as set forth in the Plan.

9.1.2	Sale of Substantial Assets. In the event of a sale of substantially all assets of AIG to an unrelated buyer, AIG and the buyer may agree to transfer the contractual obligation and liability for benefits with respect to any individual who becomes an employee of the buyer or an affiliate of the buyer, or enters into an independent contract or relationship with the buyer or an affiliate of the buyer, upon the closing or in connection with such transaction. In such case, the transaction will not be deemed to constitute a Separation from Service and benefits thereafter will be paid in accordance with the terms of the Plan or a successor plan established by the buyer or an affiliate in a manner consistent with Code § 409A.

9.2	NO TRUST FUND OR SECURITY. The benefits provided by this Plan will be paid from the general assets of AIG or as otherwise directed by AIG. To the extent that any Participant acquires the right to receive payments under the Plan (from whatever source), such right will be no greater than that of an unsecured general creditor of AIG. Participants and their beneficiaries will not have any preference or security interest in the assets of AIG other than as a general unsecured creditor.

ARTICLE X

AMENDMENT AND TERMINATION OF PLAN

10.1	RIGHT TO AMEND OR TERMINATE.

10.1.1	Amendment. AIG may amend the Plan at any time and for any reason. In addition, Woodbury may amend the Plan for purposes of compliance with laws or to make other ministerial changes at any time by action of the Woodbury Board.

10.1.2	Termination. AIG may terminate the Plan at any time and for any reason, subject to the provisions of Sec. 10.2.

10.1.3	Delayed Timing of Amendment or Termination Effective under Code § 409A. AIG or Woodbury, as applicable and acting pursuant to Sec. 10.1.1, generally will determine the effective date of any amendment to the Plan. However, if Code § 409A requires a delayed effective date (for example, if an amendment changes a deferral rule in a way that must be delayed for twelve (12) months), then the amendment will be effective as of the later of the date determined by AIG or Woodbury or the earliest effective date allowed under Code § 409A.

10.2	LIMITS ON EFFECT OF AMENDMENT OR TERMINATION.

10.2.1	No Negative Effect on Balances or Vesting. AIG and Woodbury may not amend or terminate the Plan in a manner that has the effect of reducing the balance or eliminating the vesting of a Participant’s or Beneficiary’s Account. This will not prohibit an amendment that reduces or eliminates the benefit accrued and payable under this Plan and shifts the liability for such benefit to another non-qualified retirement plan maintained by AIG, or any successor, or an amendment that is required by law or for which the failure to adopt the amendment would have adverse tax consequences to the Participants affected by such amendment (as determined by AIG or Woodbury, as applicable).

10.2.2	Liquidation Termination. AIG may terminate the Plan and provide for the acceleration and liquidation of all benefits remaining due under the Plan pursuant to Treas. Reg. § 1.409A-3(j)(4)(ix). If such a termination and liquidation occurs, all deferrals and credits under the Plan will be discontinued (and all Active Participants will cease to be Active Participants) as of the termination date established by AIG, and benefits remaining due will be paid in a lump sum at the time specified by AIG as part of the action terminating the Plan and consistent with Treas. Reg. § 1.409A-3(j)(4)(ix).

10.2.3	Other Termination. AIG may terminate the Plan other than pursuant to Treas. Reg. § 1.409A-3(j)(4)(ix). In the event of such other termination, all deferral and credits under the Plan will be discontinued (and all Active Participants will cease to be Active Participants) as of the date of such termination, but all benefits remaining payable under the Plan will be paid at the same time and in the same form as if the termination had not occurred – that is, the termination will not result in any acceleration of any distribution under the Plan.

ARTICLE XI

ADMINISTRATION/CLAIMS PROCEDURES

11.1	ADMINISTRATION.

11.1.1	Administrator. Woodbury is the administrator of the Plan with authority to control and manage the operation and administration of the Plan and make all decisions and determinations incident thereto. Action on behalf of Woodbury as administrator may be taken by any of the following:

(a)	The President or Chief Executive Officer of Woodbury;

(b)	A “Plan Administration Committee” appointed by the Woodbury Board; or

(c)	Any individual, committee, or entity to whom responsibility for the operation and administration of the Plan is allocated by the Woodbury Board, the President or Chief Executive Officer of Woodbury, or the Plan Administration Committee (including any Chair or other member of the Plan Administration Committee who may be delegated authority).

Any reference to “Woodbury” in the Plan should be read as a reference to the individual, committee or entity referenced in (a), (b) or (c), above, except where the Plan requires specific action of the Woodbury Board (for example, with respect to amendments).

Actions on behalf of AIG under this Plan may be taken by a Corporate Officer of AIG.

11.1.2	Third-Party Service Providers. Woodbury may from time to time contract with or appoint a recordkeeper or other third-party service provider for the Plan. Any such recordkeeper or other third-party service provider will serve in a non-discretionary capacity and will act in accordance with directions given and/or procedures established by Woodbury.

11.1.3	Rules of Procedure. Woodbury may establish, adopt or revise such rules and regulations as it may deem necessary or advisable for the administration of the Plan.

11.1.4	Delegation of Authority. Woodbury may delegate to one or more persons any of its administrative duties, which persons may be employees of Woodbury.

11.2	CORRECTION OF ERRORS AND DUTY TO REVIEW INFORMATION.

11.2.1	Correction of Errors. Errors may occur in the operation and administration of the Plan. AIG and Woodbury each reserve the right to cause such equitable adjustments to be made to correct for such errors as it considers appropriate (including adjustments to Participant or Beneficiary Accounts), which will be final and binding on the Participant or Beneficiary.

11.2.2	Participant Duty to Review Information. Each Participant and Beneficiary has the duty to promptly review any information that is provided or made available to the Participant or Beneficiary and that relates in any way to the operation and administration of the Plan or his/her elections under the Plan and to notify Woodbury of any error made in the operation or administration of the Plan that affects the Participant or Beneficiary within thirty (30) days of the date such information is provided or made available to the Participant or Beneficiary (for example, the date the information is sent by mail or the date the information is provided or made available electronically). If the Participant or Beneficiary fails to review any information or fails to notify Woodbury of any error within such period of time, he/she will not be able to bring any claim seeking relief for damages based on the error.

11.3	CLAIMS PROCEDURE.

11.3.1	Claims Procedure. If a Participant or Beneficiary does not feel as if he/she has received full payment of the benefit due him/her under the Plan, or if a Participant or Beneficiary feels that an error has been made with respect to his/her benefit under the Plan and has satisfied the requirements in Sec. 11.2.2, the Participant or Beneficiary (or such authorized representative) may file a claim for benefits with Woodbury.

If a claim for benefits is made and Woodbury rejects such claim, the Participant may request an optional internal review. Such internal review will be conducted in accordance with the procedures provided in the representative agreement under which the Participant provides or provided services to Woodbury. If such representative agreement does not provide procedures for such internal review, then the Participant or Beneficiary will have no right to an optional internal review.

The determination of Woodbury with respect to claims under the Plan will be final and binding.

11.3.2	Participant Responsible for Timely Action under Code § 409A. The Participant will be solely responsible for taking prompt actions in the event of disputed payments as necessary to avoid any adverse tax consequences under Code § 409A.

11.4	EXERCISE OF AUTHORITY. AIG, Corporate Officers of AIG, Woodbury, the Woodbury Board, the President or Chief Executive Officer of Woodbury, the Plan Administration Committee and any other person who has authority with respect to the management, administration or investment of the Plan may exercise that authority in its full discretion. This discretionary authority includes, but is not limited to, the authority to make any and all factual determinations and interpret all terms and provisions of this document (or any other document established for use in the administration of the Plan) relevant to the issue under consideration. The exercise of authority will be binding upon all persons; and it is intended that the exercise of authority be given deference in arbitration, and that it not be overturned or set aside by the arbitrator unless found to be arbitrary and capricious.

11.5	TELEPHONIC OR ELECTRONIC NOTICES AND TRANSACTIONS. Any notice that is required to be given under the Plan to a Participant or Beneficiary, and any action that can be taken under the Plan by a Participant or Beneficiary (including enrollments, changes in deferral percentages, loans, withdrawals, distributions, investment changes, consents, etc.), may be made or given by means of voice response or other electronic system to the extent so authorized by Woodbury.

11.6	ADMINISTRATIVE FEES. Woodbury may, in its discretion, charge a reasonable administrative fee to the Plan as Woodbury deems necessary to cover the costs and expenses of maintaining the Plan, which fee shall be allocated among the Accounts of Participants as Woodbury determines in its sole discretion.

ARTICLE XII

MISCELLANEOUS

12.1	ASSIGNMENT.

12.1.1	General Rule Regarding Assignment. AIG may assign its contractual obligations and liabilities for benefits to Participants and Beneficiaries under the Plan, provided that no such assignment has the effect of reducing the balance or eliminating the vesting of a Participant’s or Beneficiary’s Account. At no time may a Participant or Beneficiary alienate, assign, transfer, pledge or hypothecate such person’s rights or benefits payable under the Plan to any person whatsoever. In addition, such interest and benefits will be exempt from the claims of creditors or other claimants of the Participant or Beneficiary, including but not limited to the claims of a spouse or former spouse pursuant to a domestic relations order, and from all judgments, orders, decrees, levies, garnishments or executions to the fullest extent allowed by law. Such interest and benefits may not be used by a Participant or Beneficiary as collateral for a loan, mortgage, or any debt or obligation whatsoever.

12.2	RIGHT OF OFFSET. Woodbury and AIG, at Woodbury’s direction, reserve the right to withhold and offset from any distribution or payment that is due and payable to a Participant or Beneficiary under the Plan any amount then due and payable to AIG or Woodbury by the Participant to the extent such offset is permitted under Code § 409A. For clarity, this offset is not intended to operate to accelerate any payment due to a Participant or Beneficiary under the Plan, only to allow offset against amounts otherwise due and payable under the Plan to the extent permitted under Code § 409A.

Woodbury and AIG, at Woodbury’s direction, also reserve the right to withhold and offset from the Participant’s Account any amount owed to AIG or Woodbury by the Participant, as satisfaction of such obligation of the Participant (where such obligation is incurred in the ordinary course of the service relationship). In such cases, the entire amount offset with respect to such Participant in any of Woodbury’s taxable years will not exceed five thousand dollars ($5,000.00), and the offset will not exceed the obligation that otherwise would have been due and collected from the Participant (for clarity, in contrast to the offset in the prior paragraph, this reduction is permitted to be made from amounts in the Participant’s Accounts that are not yet due and payable to the Participant or Beneficiary under the Plan).

12.3	RELEASES.

12.3.1	Required Release. Any payment to a Participant or Beneficiary, or to their legal representatives, in accordance with the provisions of this Plan, will, to the extent thereof, be in full satisfaction of all claims hereunder against AIG or Woodbury. AIG or Woodbury may require such Participant, Beneficiary or legal representative(s), as a condition precedent to such payment, to execute a receipt and release thereof in such form as may be required by AIG or Woodbury. In the event AIG or Woodbury requires such a release, such release must be signed and become irrevocable within 75 days after the applicable distribution date or event set forth in this Plan; provided that if the last day of such 75-day period ends in a calendar year after the year in which the applicable distribution date or event occurs, the payment shall occur in the second calendar year. If such release is not signed by the end of the 75-day period, the payment with respect to such distribution date or event will be forfeited.

12.3.2	Indemnification of AIG and Woodbury. For the benefit of participating in the Plan, the Participant agrees to indemnify AIG and Woodbury, and any person acting on behalf of AIG or Woodbury in the operation or administration of the Plan, for any liability to a third-party that results from the Participant’s action or inaction with respect to the Plan where the Participant was required to act (including, by providing information, completed forms, consents, etc.) in order for AIG or Woodbury to properly operate or administer the Plan or determine and properly administer payment of any benefit payable with respect to the Participant under the Plan.

12.4	SUCCESSORS OF AIG. The rights and obligations of AIG under the Plan will inure to the benefit of, and will be binding upon, the successors and assigns of AIG.

12.5	CONTINUED RELATIONSHIP NOT GUARANTEED. Nothing contained in the Plan nor any action taken hereunder will be construed as a contract of employment or as giving any Participant any right to a continued relationship with AIG or Woodbury.

12.6	GENDER, SINGULAR AND PLURAL. All pronouns and any variations thereof will be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may be read as the plural and the plural as the singular.

12.7	CAPTIONS. The captions of the articles, paragraphs and sections of this document are for convenience only and will not control or affect the meaning or construction of any of its provisions.

12.8	VALIDITY. In the event any provision of the Plan is held invalid, void or unenforceable, the same will not affect, in any respect whatsoever, the validity of any other provisions of the Plan.

12.9	WAIVER OF BREACH. The waiver by the Participant of any breach of any provision of the Plan will not operate or be construed as a waiver of any subsequent breach by that Participant or any other Participant.

12.10	NOTICE. Any notice or filing required or permitted to be given to AIG, Woodbury or the Participant under this Agreement will be sufficient if in writing and hand-delivered, or sent by registered or certified mail, in the case of AIG or Woodbury, to the principal executive offices of AIG or Woodbury, as the case may be, directed to the attention of AIG or Woodbury, as the case may be, and in the case of the Participant, to the last known address of the Participant indicated on the records of Woodbury. Such notice will be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification. Notices to the Participant and to AIG or Woodbury may be permitted by electronic communication according to specifications established by AIG or Woodbury and as set forth in the Participant’s representative agreement with Woodbury and any subsequent restatement thereof.

APPENDIX A

WOODBURY FINANCIAL SERVICES, INC.

DEFERRED COMMISSION PLAN

SUBPLAN FOR BACK-TO-BACK ARRANGEMENTS

By establishing this Subplan, AIG and Woodbury desire to provide Agencies that offer products or services on behalf of Woodbury a means for assisting their high-performing representatives to save on a pre-tax basis and accumulate tax-deferred earnings to achieve their financial planning goals.

1A.	INTRODUCTION.

1.1A	Effective Date. This Subplan was originally effective as of January 1, 2009 and amended and restated effective November 30, 2010. The effective date of this Subplan (as amended and restated in this document) is December 4, 2012.

1.2A	Back-to-Back Deferral Arrangement. The Plan provides Agencies who have executed an Agency Agreement the ability to participate in the Plan as part of a “back-to-back” deferral arrangement. For purposes of description only, such an arrangement will have the following features:

(a)	The Agency will have established the Agency’s Deferred Commission Plan, in such form as may be required by AIG (in concert with Woodbury) which permits its registered representatives to defer receipt of their commissions. The provisions of the Agency’s Deferred Commission Plan will parallel the Plan in all relevant respects.

(b)	The Agency will participate in the Plan and make Deferral Elections with respect to its Commissions to mirror the deferral elections of the Agency Representative participants under the Agency’s Deferred Commission Plan.

(c)	To the extent permitted under Treas. Reg. § 1.409A-3(i)(6), upon the occurrence of a payment event for an Agency Representative participant under the terms of the Agency’s Deferred Commission Plan, the Plan will make a payment to the Agency’s Deferred Commission Plan at the same time, and in the same form as, the payment being made under the Agency’s Deferred Commission Plan.

2A.	DEFINITIONS AND CONSTRUCTION.

2.1A	Capitalized Terms. Capitalized terms used in this Subplan shall have the meaning ascribed to them in the Plan.

2.2A	Section References. Section references shall be to the Plan, unless the context indicates otherwise.

3A.	PARTICIPATION AND DEFERRAL ELECTIONS.

3.1A	Agency Deferred Commission Plan. The Agency Participant must adopt the Agency’s Deferred Commission Plan in substantially the form approved or required in advance by AIG, in concert with Woodbury. The Agency shall furnish such evidence, as AIG may require, of the Agency’s due adoption of the Agency Deferred Commission Plan, and shall not modify or terminate the Agency’s Deferred Commission Plan without AIG’s advance written consent to such modification or termination.

3.2A	Eligibility for Participation. It is AIG’s and Woodbury’s intent that the back-to-back arrangement be available solely for those registered representatives of an Agency Participant who would have been eligible to participate in the Plan if they had been a Woodbury Representative. Accordingly, AIG, in concert with Woodbury, shall have the right to decline to recognize any Deferral Election made by an Agency Participant which, in AIG’s sole judgment, is not consistent with that intent. An Agency Participant shall furnish to AIG and Woodbury such information as AIG or Woodbury may require to determine the appropriateness of any Deferral Election.

3.3A	Enrollment Forms. AIG may prescribe the form(s) and procedures to be used by the Agency for enrollment in the Agency’s Deferred Compensation Plan, and require the Agency to deliver to AIG and Woodbury an original or photostatic copy of all enrollment forms completed and delivered to the Agency by participants in the Agency’s Deferred Commission Plan.

3.4A	Elective Deferrals. For each deferral election made by an Agency Representative participant in the Agency’s Deferred Commission Plan, the Agency Participant shall make a separate Deferral Election under Sec. 3.2.1 of the Plan mirroring such deferral election. Each such Deferral Election shall be made at such time and in such manner as AIG (in concert with Woodbury) may prescribe from time to time to ensure the integrity of the back-to-back deferral arrangement. AIG further shall have the right in its sole and exclusive discretion, to decline any Deferral Election that, in its determination, is not timely submitted; fails to conform to the terms of the Plan or this Subplan; violates, or potentially violates, any relevant provision of the Code or regulation thereunder; or creates an undue administrative burden.

4A.	ACCOUNTS.

4.1A	Subaccount. Each Account of an Agency Participant shall have one or more Subaccounts established with respect to the Agency Representative who has elected deferrals under the Agency’s Deferred Commission Plan. Amounts deferred pursuant to an Agency Participant’s Deferral Election to mirror the deferral election made by an Agency Representative under the Agency’s Deferred Commission Plan shall be credited to a Subaccount established with respect to that Agency Representative.

4.2A	Statements. AIG may require an Agency Participant to bear the responsibility for distributing benefit statements, if any, relating to the balance of investment of a Subaccount to the appropriate participant.

5A.	VESTING.

5.1A	Forfeitures. An Agency Participant shall promptly notify AIG and Woodbury of any misconduct by an Agency Representative participant in the Agency’s Deferred Commission Plan which would either delay or cause a forfeiture of payment to a participant under the terms of the Agency’s Deferred Commission Plan. To the extent permitted by Treas. Reg. § 1.409A-3(i)(6), Woodbury shall be entitled similarly to delay or retain the related portion of the Subaccount of the Agency Participant’s Account under the Plan.

6A.	DISTRIBUTIONS.

6.1A	Notice of Distribution Event. An Agency Participant shall notify AIG and Woodbury of each distribution event under the Agency’s Deferred Commission Plan, which shall be determined in accordance with the plan terms and the participant’s deferral election on file with the Agency’s plan administrator. Such notification shall be made at such time(s) and in such manner and provide such information as AIG (in concert with Woodbury), in its sole discretion, may require to ensure proper and timely distribution of any related payment under the Plan.

6.2A	Distribution Event a “Permissible Payment” Event. In no circumstance shall Woodbury or AIG (at Woodbury’s direction) be required to make any distribution that, in its sole determination, is not authorized by the terms of the Plan or this Subplan that fails to satisfy the provisions of Treas. Reg. § 1.409A-3(i)(6), which, for purposes of description only, require that:

(a)	The time and form of payment under the Plan shall be defined in a like manner under the Agency’s Deferred Commission Plan; and

(b)	The amount of the payment shall not exceed the amount of the payment under the Agency’s Deferred Commission Plan.

7A.	MISCELLANEOUS.

7.1A	AIG and Woodbury shall have the right to require the Agency to perform such acts; adopt such forms, procedures and rules; and furnish such information as AIG, in its sole discretion, shall deem necessary or appropriate for administering the Plan to effectuate the “back-to-back” deferral arrangement between the Agency’s Deferred Commission Plan and this Plan.

7.2A	Actions on behalf of AIG under this Subplan may be taken by a Corporate Officer of AIG.